OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

NULEGACY GOLD RETURNS MIRANDA GOLD’S

RED HILL AND COAL CANYON PROJECTS

Vancouver, BC, Canada –January 28, 2013 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) announces that NuLegacy Gold Corporation (“NuLegacy”) has terminated the earn-in agreement for Miranda’s Red Hill and Coal Canyon project. Miranda wishes to thank NuLegacy for their work on the project and for returning the property back to Miranda in a timely fashion so that a new funding partner can be sought.

Ken Cunningham, Miranda’s President and CEO reports “that we appreciate the work that NuLegacy has done to advance these projects but are also pleased to have them returned. Miranda believes that the potential of the Red Hill property relates to the deep mineralization (45 ft of 0.237 oz Au/t – 13.7m of 8.105 g Au/t) intercepted in drill hole BRH-13. While NuLegacy conducted numerous drill campaigns only one hole was directed at the deep potential of the property, thus leaving the property inadequately tested. Considering Barrick’s nearby multi-million ounce Goldrush discovery occurs at similar depths, we are interested in finding a new partner who shares our enthusiasm in testing the deep potential of the property”. Miranda’s Vice President of Exploration, Joe Hebert was instrumental in the discovery of the Goldrush deposit when he led Placer Dome’s generative exploration program. According to Hebert “the Cortez district deposits which include Pipeline, Cortez Hills and now Goldrush lie in an en echelon pattern that trends from the northwest to southeast. Miranda’s Red Hill property lies along this trend to the southeast of Goldrush”.

During the four years that NuLegacy was a partner on the Red Hill project they funded the drilling of a total of 18 reverse-circulation holes and one core hole for a combined footage of 24,425 ft (7,445 m). In addition, one reverse-circulation hole was drilled at Coal Canyon to a depth of 1,485 ft (453 m). NuLegacy partnered with Miranda on the Red Hill property in September of 2009 and the Coal Canyon project was added to the earn-in agreement in January of 2011. During the association NuLegacy spent approximately $2.3 million advancing knowledge of the Red Hill and Coal Canyon properties. The recent termination by NuLegacy brings 100% control of the properties back to Miranda.

Red Hill is a sediment-hosted gold project consisting of 79 lode claims that is located 15 miles (24 km) southeast of the 14 million ounce Cortez Hills gold deposit and about 7 mi (11 km) from Barrick Gold’s new multi-million ounce Goldrush discovery. The Red Hill project occurs within a window of lower-plate limestone exposed through chert and siliceous sediments of the upper-plate of the Roberts Mountains Thrust. It is one of a series of windows and associated gold deposits that define the Cortez Trend. The project covers an extensive area of hydrothermal alteration occurring within fault zones and in lower-plate limestone.

In 2006 drill hole BRH-013 intersected 45 ft of 0.237 oz Au/t (13.7 m of 8.105 g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1 m). Gold mineralization is hosted in silty carbonate rocks associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. These features indicate a Carlin-style gold system may be present at Red Hill.

The Coal Canyon project consists of 64 unpatented lode claims. The project covers a large percentage of the Windmill window, a geologic feature exposing favorable lower-plate carbonate rocks. Rocks exposed in the Windmill window are analogous to carbonate rocks that host the Cortez Hills and Pipeline gold deposits.

Data disclosed in this press release, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.